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                             October 2, 2020

       Daniel J. Starck
       Chief Executive Officer
       Apria, Inc.
       26220 Enterprise Court
       Lake Forest, California 92630

                                                        Re: Apria, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
21, 2020
                                                            CIK No. 0001735803

       Dear Mr. Starck:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration statement filed September 21, 2020

       Summary, page 1

   1. We note your statement added in response to our prior comment 1 that the reorganization transactions will
"enable a more flexible capital structure" for Apria following the IPO.
                                                        Please expand to
clarify why you believe the structure will be more flexible, so that investors may
understand the anticipated benefits of the reorganization and structure discussed.
 Daniel J. Starck
FirstName
Apria, Inc. LastNameDaniel J. Starck
Comapany
October     NameApria, Inc.
         2, 2020
October
Page 2 2, 2020 Page 2
FirstName LastName
Our Organizational Structure, page 10

2. We note your revised disclosure provided in response to our prior comment 5. While we note you have included a cross-reference to the detailed summaries of the agreements on page 155, please further revise the newly added disclosure on page 13 to clarify the manner in which the number of Sponsor Directors will be determined, highlighting the number of Sponsor Directors you expect to comprise the initial post-IPO board of directors.
Management's Discussion and Analysis
Liquidity and Capital Resources
Tax Receivable Agreement, page 81

3. Refer to your response to our comment 12 and the revised disclosure and address the following:

                Your response appears to indicate that you intend to estimate the aggregate liability for the tax receivable agreement based on the projected future taxable income which you state will vary depending upon a number of factors, including the amount, character and timing of your income. You acknowledge that the projection of future taxable income involves significant judgment and uncertainty and actual taxable income may differ from your estimates which could significantly impact your best estimate of the liability under the Tax Receivable Agreement. Please tell us how recording the aggregate liability would meet the probable and estimable criteria in
              ASC 450-20-25-2.
                Tell us why subsequent changes in the liability would be recorded as additional paid in capital as the distributions are to former owners. It would appear that changes in the measurement of the liability should be recognized in operating income outside of income tax expense.

       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Edgar Lewandowski, Esq.